Exhibit 99.1

19 July 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech Announces Positive Safety Results from First in Human Study for Injectable MidaCore® Gold Nano Particle Diabetes Vaccine Programme - MTX102

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce positive results from a first in human study of its MTX102 immuno-tolerising vaccine product candidate in diabetes.

The focus of this Phase I study is to assess the safety of MTX102. Five recently diagnosed Type I diabetes patients, all meeting strict genetic parameters, were recruited onto the study and received the study drug. MTX102 was well tolerated, with asymptomatic local injection site reactions being the only drug-related finding, and no serious adverse events were reported.

This is an important study of systemic injectable administration of Midatech’s gold nanoparticle technology, MidaCore®. It provides promising safety validation of the MidaCore® technology as a platform for the development of medications for use in humans.

Colin Dayan, Principal Investigator, said “This EU project brings together a consortium comprising eight complementary partners, including two small and medium enterprises, one technology transfer company and five academic laboratories, from four EU states (UK, France, the Netherlands and Sweden) and Israel. We are pleased to have completed the initial project, based on Midatech’s gold nanoparticle technology, to evaluate a vaccine approach for the treatment of Type 1 diabetes. The study now enters a follow up stage, at the end of which we will review the data and programme, together with the EU consortium partners.

Craig Cook, CEO of Midatech Pharma PLC, commented: “This EU funded programme is an invaluable project to further develop, understand and evaluate Midatech’s gold nanoparticle technology, MidaCore®. This is the first human study to assess the safety of MidaCore® when injected into patients, and we are pleased that the data generated to date validates the technology as a potentially innovative treatment platform for medical applications.”

The aim of the study to assess safety has been achieved and no further patients will be recruited. All patients on the trial will now enter the follow up phase which will conclude around Q1 2020.

MTX102 is based on Midatech’s MidaCore® technology platform of ultra-small gold nanoparticle drug conjugates. MidaCore® is being developed as an immunotherapeutic as well as a chemotherapeutic platform. In vaccines it represents an innovative approach that takes advantage of the multifunctional properties of gold nanoparticles to combine immunogenic peptides and tolerising agents and deliver them more efficiently to immune cells to dampen down autoimmune responses in diseases such as diabetes.

Midatech is part of a consortium of academic institutions and industry partners investigating the potential of MTX102 as a vaccine to prevent or limit the damage that occurs when the body attacks its own insulin producing cells in the pancreas. This project is funded by the European Union up to the completion of Phase I study.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring / Heather Armstrong

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body.  The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D makes medicine better, lowers technical risks, accelerates regulatory approval and route to market, and provides newly patentable products. The platform nature of the technologies allows the potential for multiple drug assets rather than being reliant on a single or limited programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our plans, goals, and milestones, our ability to successfully test, manufacture, produce or commercialise products for conditions using our drug delivery platforms, the ability for products in development, including MTX102, to achieve positive clinical results, the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions and the associated costs of such studies, trials or submissions, and other economic, business and/or competitive factors. The risks included are not exhaustive. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.